United States securities and exchange commission logo





                          January 20, 2023

       Guolin Tao
       Chief Executive Officer and Chief Financial Officer
       Entrepreneur Universe Bright Group
       Suite 907, Saigao City Plaza Building 2
       No. 170, Weiyang Road
       Xi   an, China

                                                        Re: Entrepreneur
Universe Bright Group
                                                            Registration
Statement on Form S-1
                                                            Filed January 13,
2023
                                                            File No. 333-269219

       Dear Guolin Tao:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Alyssa
Wall at 202-551-8106 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Trade & Services
       cc:                                              John P. Yung